CONSENT OF JAMES M. DAWSON

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Cardero Resource Corp. (the “Company”) being filed with the United States Securities and Exchange Commission:

1.

The technical report dated October 8, 2003 titled “Report on the Franco Project, States of San Luis Potosi and Zacatecas, Mexico” (the “Franco Report”);

2.

The annual information form of the Company dated December 3, 2003, which includes reference to my name in connection with information relating to the Franco Report, the technical report dated October 31, 2003 titled “Report on the Providencia Property, Province of Jujuy, Argentina” and the technical report dated November 10, 2003 titled “Report on the Chingolo Property, Province of Jujuy, Argentina”, and the properties described therein;

3.

The Company’s management’s discussion and analysis for the quarter ended April 30, 2004, which includes reference to my name in connection with summaries of the mineralization on the San Fernando property in the State of Baja California, Mexico; and

4.

The press release of the Company dated May 19, 2004, which includes reference to my name in connection with drill results on the San Fernando property in the State of Baja California, Mexico.

DATED September 23, 2004

“James M. Dawson” (signed)

James M. Dawson

CONSENT OF JAMES M. DAWSON

I hereby consent to the use of my name in connection with the following reports and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Cardero Resource Corp. (the "Company") being filed with the United States Securities and Exchange Commission:

1.

The technical report dated October 31, 2003 titled "Report on the Providencia Property, Province of Jujuy, Argentina" (the "Providencia Report");

2.

The technical report dated November 10, 2003 titled "Report on the Chingolo Property, Province of Jujuy, Argentina" (the "Chingolo Report");

3.

The annual information form of the Company dated December 3, 2003, which includes reference to my name in connection with information relating to the Providencia Report, the Chingolo Report, the technical report dated October 8, 2003 titled "Report on the Franco Project, States of San Luis Potosi and Zacatecas, Mexico", and the properties described therein;

4.

The Company's management's discussion and analysis for the quarter ended July 31, 2004, which includes reference to my name in connection with summaries of the mineralization on the San Fernando and Amergosa properties in the State of Baja California, Mexico;

5.

The Company's management's discussion and analysis for the quarter ended April 30, 2004, which includes reference to my name in connection with summaries of the mineralization on the San Fernando property in the State of Baja California, Mexico; and

6.

The press release of the Company dated May 19, 2004, which includes reference to my name in connection with drill results on the San Fernando property in the State of Baja California, Mexico.

DATED October 21, 2004

"James M. Dawson" (signed)

James M. Dawson